05043379

SECURI... ...MISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
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SEC FILE NUMBER
8-48304

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Penn Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Congress Ave., Suite 1610
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 02 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Walter Penn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Penn Investment Group, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER MILLER
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
AUGUST 2, 2006

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE
PENN INVESTMENT
GROUP

Monday, August 22, 2005

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Filing of Audited Financial Statements and Report on Internal Control for The Penn Investment Group, Inc. / BD No. 38530

Dear Sirs:

Pursuant to Rule 17a-5(d) I have enclosed two (2) copies of the June 30, 2005 audited Financial Statements and the Report on Internal Control for the above referenced member firm.

Please feel free to contact me should you have any questions.

Sincerely,

Jenny Miller
Vice President, Operations / FINOP

515 CONGRESS AVENUE · SUITE 1610 · AUSTIN, TEXAS 78701 · (512) 477-3110 FAX (512) 472-1046
WWW.PENNINVEST.COM

The Penn Investment Group, Inc.

Report Pursuant to Rule 17a-5(d)

Year Ended June 30, 2005

THE PENN INVESTMENT GROUP, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
The Penn Investment Group, Inc.

We have audited the accompanying statement of financial condition of The Penn Investment Group, Inc. as of June 30, 2005 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Penn Investment Group, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
July 19, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

THE PENN INVESTMENT GROUP, INC.
Statement of Financial Condition
June 30, 2005

ASSETS

Cash and cash equivalents	$ 265,897
Receivable from broker-dealers and clearing organizations	25,000
Receivables from advisory clients	189,190
Receivable from related party	6,192
Prepaid management fees – related party	104,385
	$ 590,664

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Financial Condition
June 30, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued liabilities	$ 45,644
Income taxes payable	2,700
	48,344
Commitments and contingent liabilities	
Stockholders' equity	
Common stock, 1,000,000 shares authorized with $.10 par value, 1,000 shares issued and outstanding	100
Additional paid in capital	159,218
Retained earnings	383,002
Total Stockholders' Equity	542,320
	$ 590,664

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Income
For the Year Ended June 30, 2005

Revenues	
Securities commissions	$ 365,146
Management fee revenue	683,554
Other revenue	347,749
	1,396,449
Expenses	
Compensation and benefits	574,638
Commissions and clearance paid to all other brokers	65,832
Other expenses	695,979
	1,336,449
Net income before income taxes	60,000
Provision for federal income taxes	9,325
Provision for state income taxes	2,700
Net income	$ 47,975

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2005

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at June 30, 2004	$ 100	$ 159,218	$ 335,027	$ 494,345
Net income			47,975	47,975
Balances at June 30, 2005	$ 100	$ 159,218	$ 383,002	$ 542,320

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2005

Balance at June 30, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

THE PENN INVESTMENT GROUP, INC.
Statement of Cash Flows
For the Year Ended June 30, 2005

Cash flows from operating activities:	
Net income	$ 47,975
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	75,000
Increase in receivable from advisory clients	(43,591)
Decrease in prepaid management fees	9,325
Decrease in securities owned at market value	11,505
Increase in accrued liabilities	12,961
Increase in income taxes payable	499
Net cash provided (used) by operating activities	113,674
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	113,674
Cash and cash equivalents at beginning of year	152,223
Cash and cash equivalents at end of year	$ 265,897
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

The Penn Investment Group, Inc. (the "Company") is a wholly-owned subsidiary of F.W. Penn & Co., Inc. (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is also a registered investment advisor with the SEC under Section 203(c) of the Investment Advisors Act of 1940. The Company's sales are mainly to customers in Texas.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

Marketable securities owned are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily

Note 2 - Net Capital Requirements, continued

basis. At June 30, 2005, the Company had net capital of approximately $408,341 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies found in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

The Parent provides the Company with office space, personal property, and general and administrative services. The Company has agreed to make payments to the Parent for these expenses. During the year ended June 30, 2005, the Company incurred $1,083,073 of expenses related to these services. At June 30, 2005 there were receivables of $6,192 and prepaid management fees of $104,385 related to the Parent.

Note 5 - Receivables from Advisory Clients

The Company performs advisory services for clients on managed accounts. The receivable for these services are allowable for net capital purposes to the extent they are collected in 30 days or less.

Note 6 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Concentrations

A group of customers related to the same family accounted for approximately 18.3% of the Company's revenues.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2005

Schedule I

THE PENN INVESTMENT GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 542,320
Add:		
Subordinated borrowings allowable in computation of net capital		-0-
Total capital and allowable subordinated borrowings		542,320
Deductions and/or charges		
Non-allowable assets:		
Prepaid management fees - related party	$ 104,385	
Receivable from related party	6,192	
Other deductions:		
Excess deductible on fidelity bond	19,000	(129,577)
Net capital before haircuts on securities positions		412,743
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(4,402)
Net capital		$ 408,341

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued liabilities	$ 45,644
Income taxes payable	2,700
Total aggregate indebtedness	$ 48,344

Schedule I (continued)

THE PENN INVESTMENT GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,225
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 358,341
Excess net capital at 1000%	$ 403,507
Ratio: Aggregate indebtedness to net capital	.12 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

THE PENN INVESTMENT GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

June 30, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
The Penn Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Penn Investment Group, Inc. (the "Company"), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
July 19, 2005